Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS STRONG FIRST QUARTER OPERATING AND FINANCIAL RESULTS

TORONTO, ONTARIO — (Marketwired — May 6, 2014) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the first quarter of 2014. Full details of the results are provided in the Company’s Management’s Discussion & Analysis, which is available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of the results include:

•                  Gold production of 44,600 ounces (283,800 tonnes @ 5.1 grams per tonne), a 92% increase from the first quarter of 2013 (“Q1/13”)

•                  Gold poured of 45,700 ounces, more than double the 20,530 ounces poured in Q1/13

•                  Gold sales of 43,000 ounces, 65% higher than in Q1/13

•                  Cash operating cost(1) of US$621 per ounce sold, a 37% improvement from Q1/13 and below full-year 2014 guidance of US$675 — US$775 per ounce

•                  All-in sustaining cost(2) of US$960 per ounce sold, 38% better than in Q1/13 and in the low end of the Company’s full-year 2014 guidance of US$950 — US$1,050 per ounce

•                  Total production costs of $29.6 million compared to $26.1 million in Q1/13 reflecting higher volumes

•                  Cash earnings from mine operations(3) of $32.0 million, a 90% improvement from Q1/13

•                  Net earnings of $4.7 million compared to net loss of $0.6 million in Q1/13

•                  Cash flow from operating activities, not including working capital movements, of $24.9 million, more than double the level in Q1/13

•                  Capital expenditures of $13.0 million, in line with target levels and down 66% from Q1/13

•                  Total debt repayments of $3.7 million

•                  New exploration program leads to identification of new high-grade structures near current mining operations at Bell Creek.

Cash and Bullion

The Company’s cash position strengthened during the first quarter of 2014 and has continued to improve during the second quarter of the year. As at May 6, 2014, cash and bullion totaled approximately $48 million, an increase of $14 million from the beginning of the year.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We reported strong results in the first quarter of 2014 and continued to execute our plan to grow the value of our company.  The key drivers include consistently achieving our production and cost targets, increasing our cash position through strong internal cash generation, reducing debt and achieving success advancing our projects and drilling our exploration targets. An important strength of our company is that we are both a producer that generates free cash flow and a leading exploration and growth story in our sector.

“Based on our first quarter results, our production is tracking to the top end of our full-year guidance for 2014. Our cash operating costs during the first quarter were better than our target range for the full year, while all-in sustaining costs were at the low end of expected levels. We have increased our cash and bullion, which today stands at close to $50 million, and have repaid around $5.0 million of debt so far this year ($3.7 million during the first quarter). In addition, from a new drill program launched in January, we have already reported encouraging drill results at the Bell Creek Labine Deposit.”

Outlook

At the end of the first quarter of 2014, the Company was on track to achieve its guidance for the year, including:

•                  Gold production of 160,000 — 180,000 ounces;

•                  Average mill throughput of 3,200 to 3,300 tonnes per day;

•                  Average grade of 4.5 to 5.0 grams per tonne;

•                  Cash operating cost per ounce sold of US$675 to US$775;

•                  All-in sustaining cost per ounce sold between US$950 and US$1,050;

•                  Total production costs of $128.0 million;

•                  Total principal debt repayments of $20 to $25 million;

•                  Increasing cash position (cash and bullion of approximately $48 million at May 6, 2014 compared to $34 million at December 31, 2013); and

•                  Exploration success from a drill program launched in January at Timmins West and Bell Creek mines aimed at identifying new areas of mineralization and replenishing resources.

This Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Wednesday, May 7, 2014 at 3 pm EST to discuss the Company’s first quarter financial and operating results (see call-in numbers below). The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-223-7781

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 4840351

Available until: 11:59 pm (May 14, 2014)

Qualified Person

Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Dan Gagnon, P.Geo., Senior Vice-President, Operations, and Natasha Vaz, P.Eng., Vice-President, Technical Services, both of whom are employees of Lake Shore Gold Corp., and “qualified persons” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three months ended March 31, 2014 and 2013 is set out on page 14 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate. A reconciliation of all-in sustaining cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three months ended March 31, 2014 and 2013 is set out on page 14 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Cash earnings from mine operations is a Non-GAAP measure determined by deducting cash operating costs from revenues recognized in the period. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. A reconciliation of cash earnings from mine operations to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three months ended March 31, 2014 and 2013 is set out on page 14 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com